FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934
For November 14, 2008
Commission File Number 0-50822
NWT URANIUM CORP.
(Translation of Registrant’s name into English)
70 York Street, Suite 1102, Toronto, Ontario, M5J 1S9, Canada
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑   Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐   No ☑

This Form 6-K consists of:
“NWT Uranium Corp. (“NWT”) and Azimut Exploration Inc. (“Azimut”) announce that they have mutually agreed to further extend to December 31, 2008 the closing date for completing the transaction contemplated in the Termination Agreement in respect of the North Rae and Daniel Lake properties located in Nunavik, Quebec. The termination of these two option agreements, previously granted by Azimut to NWT, was originally announced by a press release on July 7, 2008.”

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NWT URANIUM CORP.
By: /s/ John P. Lynch
John P. Lynch
President and Chief Executive Officer

Date: November 14, 2008